SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 8

ENERGY PARTNERS, LTD.

(Name of Subject Company)

ENERGY PARTNERS, LTD.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29270U105

(CUSIP Number of Class of Securities)

John H. Peper

Executive Vice President,

General Counsel and Corporate Secretary

Energy Partners, Ltd.

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170

(504) 569-1875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenneth W. Orce, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Richard D. Katcher, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on September 14, 2006, as amended by Amendments 1, 2, 3, 4, 5, 6 and 7 (as so amended, the “Schedule 14D-9”), by Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”).

The purpose of this amendment is to amend and supplement Items 8 and 9 of the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 8.	Additional Information

Item 8- Additional Information is hereby amended and supplemented by adding the following at the end thereof:

On October 19, 2006, the Delaware Court held that the claims alleged by ATS and Farrington in their respective second amended complaints did not merit expedited treatment and removed the scheduled November hearing from its calendar.

On October 26, 2006, ATS dismissed its claims in the ATS Litigation without prejudice. Also on October 26, 2006, ATS announced that it had abandoned the prospect of increasing its offer to $23.50 or $24.00 and that it did not intend to extend its offer beyond November 17, 2006.

On November 1, 2006, in an attempt to convince ATS to join the Company’s process of exploring strategic alternatives to maximize stockholder value and offer a full and fair price for the company, EPL sent to ATS certain of the information about EPL and its prospects that EPL is providing to all other parties who have expressed interest. A copy of the letter and attached information is attached as Exhibit (a)(14) and incorporated by reference herein.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

(a	)(14)	Letter to ATS, Inc., dated November 1, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENERGY PARTNERS, LTD.

By:	/s/ John H. Peper
	Name:	John H. Peper
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: November 1, 2006